                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934 (Amendment No. )*

                        PAXSON COMMUNICATIONS CORPORATION

                        ---------------------------------

                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value

                         (Title of Class of Securities)

                                    704231109

                                 (CUSIP Number)

                           William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                  July 11, 1997
                                  -------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page __

                                  SCHEDULE 13D

CUSIP No. 704231109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Landmark Communications, Inc.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Virginia

                           7        Sole Voting Power
 Number of                                  4,773,097
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,773,097
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,773,097

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.1%

14       Type of Reporting Person
                  CO

                                  SCHEDULE 13D

CUSIP No. 704231109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Landmark Broadcasting, Inc.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Virginia

                           7        Sole Voting Power
 Number of                                  4,773,097
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,773,097
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,773,097

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.1%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D

CUSIP No. 704231109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Landmark Television, Inc.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Nevada

                           7        Sole Voting Power
 Number of                                  4,773,097
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,773,097
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,773,097

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.1%

14       Type of Reporting Person

                  CO

                                  SCHEDULE 13D

CUSIP No. 704231109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  The Travel Channel, Inc.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Virginia

                           7        Sole Voting Power
 Number of                                  4,773,097
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,773,097
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            4,773,097

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.1%

14       Type of Reporting Person

                  CO

Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to shares of Class A Common Stock, $0.001 par value per share (the "Class A Common Stock"), of Paxson Communications Corporation, a Delaware corporation (the "Issuer" or "Paxson"). The principal executive offices of the Issuer are located at 601 Clearwater Park Road, West Palm Beach, Florida 33401. This Statement is being filed by the Reporting Persons (as defined herein) to report transactions in the Class A Common Stock as a result of which each of the Reporting Persons may be deemed to be the beneficial owners of in excess of 5% of the total number of outstanding Class A Common Stock.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of Landmark Communications, Inc., a Virginia corporation ("Landmark"), and its wholly owned subsidiaries Landmark Broadcasting, Inc., a Virginia corporation ("Broadcasting"), Landmark Television, Inc., a Nevada corporation ("Television"), and The Travel Channel, Inc., a Virginia corporation ("Travel," and together with Landmark, Broadcasting and Television, the "Reporting Persons"). Travel is a wholly owned subsidiary of Television, which is wholly owned by Broadcasting, which is a wholly owned subsidiary of Landmark. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of Landmark, Broadcasting and Television may be deemed a beneficial owner of the shares of Class A Common Stock held by Travel and reported herein.

                  Each of Landmark and Broadcasting has its principal office at 150 West Brambleton Avenue, Norfolk, Virginia 23510-2075. Television has its principal office at 3228 Channel 8 Drive, Las Vegas, Nevada 89109. Travel has its principal office at 2690 Cumberland Parkway, Suite 500, Atlanta, Georgia.

                  Landmark operates its principal business, which consists of
(i) newspaper publishing and (ii) serving as a holding company for wholly owned subsidiaries engaged in newspaper publishing, television broadcasting and cable television programming services, from its principal offices. Broadcasting and Television each serve as holding companies for wholly owned subsidiaries engaged in television broadcasting and cable television programming services, and each operate their principal business from their respective principal offices. Travel's principal business was, until July 11, 1997, the broadcast and operation of The Travel Channel (a cable television network providing programming related to leisure travel through original, co-produced and acquired non-fiction features to viewers in the United States) and its principal business is located in Atlanta, Georgia.

                  Pursuant to an Asset Acquisition Agreement dated as of June 13, 1997 (the "Acquisition Agreement"), by and among Landmark, Travel and Paxson (filed as Exhibit A hereto), Travel Channel Acquisition Corporation ("TCAC"), a wholly owned subsidiary of Paxson, acquired substantially all of the assets owned or rights held by Travel (the "Assets") for use in connection with the operations of The Travel Channel. In consideration for the transfer and delivery of the Assets, and in accordance with the terms of the Acquisition Agreement, on July 11, 1997 Paxson (i) paid to the account of Travel, the sum of $20,000,000 in cash and (ii) issued to Travel the 4,773,097 fully paid and nonassessable shares of Class A Common Stock reported herein.

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to the Acquisition Agreement, on July 11, 1997 the Issuer (i) paid to the account of Travel the sum of $20,000,000 in cash and (ii) issued to Travel the 4,773,097 fully paid and nonassessable shares of Class
A Common Stock reported herein as consideration for the transfer and delivery of the Assets, as described above.

Item 4.  Purpose of Transaction.

                  All of the shares of Class A Common Stock reported herein were acquired for investment purposes. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                   (a) Each of the Reporting Persons may be deemed the beneficial owner of 4,773,097 shares of Class A Common Stock (approximately 10.07% of the total number of shares of Class A Common Stock outstanding as of July 11, 1997 (representing approximately 3.66% of the aggregate voting power of Paxson's outstanding Common Stock, which currently consists of Class A
Common Stock and Class B Common Stock, par value $0.001 per share)).

                   (b) Travel, as beneficial owner of record, may exercise sole power to vote and dispose of the 4,773,097 shares of Class A Common Stock reported herein. Each of Landmark, Broadcasting and Television, as direct or indirect owner of all equity interest in Travel, may be deemed to have sole power to direct the voting and disposition of the 4,773,097 shares of Class A Common Stock held by Travel.

                   (c) Except for the transaction described in Exhibit A hereto, there have been no transactions effected with respect to the shares of Class A Common Stock since May 22, 1997 (sixty days prior to the date of this filing) by any of the Reporting Persons.

                   (d)     None.

                   (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  The Reporting Persons were granted "piggy-back" registration rights for the shares of Class A Common Stock obtained under the Acquisition Agreement pursuant to a certain Registration Rights Agreement, dated as of July 11, 1997, by and between Travel and Paxson, filed as Exhibit B hereto.

                  Pursuant to a certain Agreement Regarding Ownership Restrictions, dated as of July 11, 1997, by and between Landmark and Paxson, filed as Exhibit C hereto, and subject to the limited exceptions set forth therein, neither Landmark nor any affiliate of Landmark may acquire any beneficial interest in additional shares of Class A Common Stock without prior written consent of Paxson, which consent may not be unreasonably withheld.

Item 7.           Material to be Filed as Exhibits.

                  A. Asset Acquisition Agreement, dated as of June 13, 1997, by and among Landmark Communications, Inc., The Travel Channel, Inc. and Paxson Communications Corporation.

                  B. Registration Rights Agreement, dated as of July 11, 1997, by and between The Travel Channel, Inc. and Paxson Communications Corporation.

                  C. Agreement Regarding Ownership Restrictions, dated as of July 11, 1997, by and between Landmark Communications, Inc. and Paxson Communications Corporation.

                  D. Joint Filing Agreement dated July 21, 1997 by and among Landmark, Broadcasting, Television and Travel.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 21, 1997                        LANDMARK COMMUNICATIONS, INC.


                                            By:/s/ Louis F.Ryan
                                               -----------------------------
                                                   Louis F. Ryan
                                                   Executive Vice President,
                                                   General Counsel & Secretary


                                            LANDMARK BROADCASTING, INC.


                                            By:/s/ Louis F.Ryan
                                               -----------------------------
                                               Louis F. Ryan
                                               Vice President & Secretary


                                            LANDMARK TELEVISION, INC.


                                            By:/s/ Louis F.Ryan
                                              ------------------------------
                                                   Louis F. Ryan
                                                   Assistant Secretary


                                            THE TRAVEL CHANNEL, INC.


                                            By:/s/ Louis F.Ryan
                                               -----------------------------
                                                   Louis F. Ryan
                                                   Vice President & Secretary

                                  EXHIBIT INDEX

A. Asset Acquisition Agreement, dated as of June 13, 1997, by and among Landmark Communications, Inc., The Travel Channel, Inc. and Paxson Communications Corporation.

B. Registration Rights Agreement, dated as of July 11, 1997, by and between The Travel Channel, Inc. and Paxson Communications Corporation.

C.       Agreement Regarding Ownership Restrictions, dated as of July 11, 1997,
         by and between Landmark   Communications, Inc. and Paxson
         Communications Corporation.

D. Joint Filing Agreement dated July 21, 1997 by and among Landmark, Broadcasting, Television and Travel.